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                              January 10, 2024

       Varton Berian
       Chief Executive Officer
       Certiplex Corporation
       663 Rancho Santa Fe Rd Suite 628
       San Marcos, CA 92078

                                                        Re: Certiplex
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 15,
2023
                                                            File No. 333-274531

       Dear Varton Berian:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. Please revise to include the delaying amendment legend on the front cover page of the registration statement.
Refer to Item 501(a) of Regulation S-K.
       Prospectus Summary, page 1

   2. Please revise here and on the prospectus cover page to state, as you do in your risk factor disclosure on page 7,
that "Varton Berian owns approximately 62% of our outstanding common shares and will
continue to do so" after the filing of the registration statement and that, as a result,
Mr. Berian will have "the ability to control the outcome of corporate actions requiring
stockholder approval, including mergers and other changes of corporate control, any private
transactions, and other extraordinary transactions."
 Varton Berian
FirstName  LastNameVarton Berian
Certiplex Corporation
Comapany
January 10,NameCertiplex
            2024         Corporation
January
Page 2 10, 2024 Page 2
FirstName LastName
3. Please define the terms "Business Ready Opportunities" and "Social Media Integration."
Company Cash Flow, page 2

4. With a view to putting your financial condition in context, where you discuss your revenue, please also disclose your net income/loss for the noted periods.
Risk Factors, page 6

5. To the extent applicable, please update your risk factors to disclose how recent inflationary pressures have materially impacted your business and operations. For example, identify the types of inflationary pressures you are facing and how your business has been affected.
Business Modules, page 22

6. Please expand upon the "Candy That Cares" line of vending supplies, including how the business module works for those that purchase it, the cost to purchaser, how the purchaser of a module is related (or not) to your company after purchase (for example as an independent contractor, franchisee or otherwise), and how both the purchaser and you earn revenue through this module. Disclose that both of the identified website domains lead to the same Candy That Cares line of vending supplies and, if true, that Candy That
         Cares is your only business module offering. We also note your disclosure that Varton
         Berian is the CEO and founder of Candy That Cares; in an appropriate place, please revise to disclose the terms of this related party transaction.
Description of Business
Pro Sun Lights, page 22

7. We note that you have "acquired the non-exclusive licensing rights for the Pro Sun LED
         Lighting System." Please file any licensing agreements as exhibits to the registration statement and disclose the terms of such agreements, including the material obligations of both parties, termination provisions and fee structure. Refer to Item 601(b)(10) of
         Regulation S-K.
Regulation, page 23

8. With a view to understanding the governmental regulations that are applicable to your business, please revise to clarify the degree to which you conduct business operations outside of the United States. In this regard, we note your disclosure that your "business is subject to regulation by federal and state laws in the United States and the laws of other jurisdictions in which we do business (emphasis added)."
Directors, Executive Officers, Promoters and Control Persons, page 24

9. Please revise the column captioned "Title/Position" to reflect that Varton Berian is also the President of the company. Refer to Item 401 of Regulation S-K. Varton Berian
Certiplex Corporation
January 10, 2024
Page 3
Notes to the Financial Statements
Stock Based Compensation, page 41

10. To the extent material, please file the Employee Stock Purchase Plan as an exhibit or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii)(B) of regulation S-K.
General

11. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at
202-551-3222 with
any questions.



FirstName LastNameVarton Berian                                Sincerely,
Comapany NameCertiplex Corporation
                                                               Division of
Corporation Finance
January 10, 2024 Page 3                                        Office of Trade
& Services
FirstName LastName